Exhibit 12

STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

       The following table contains our consolidated ratio of earnings to fixed charges for the periods indicated. You should read these ratios in connection with our consolidated financial statements, including the notes to those financial statements, incorporated by reference into the prospectus that forms a part of the registration statement on Form F-3 for which the below table and the related discussion serves as Exhibit 12.

(in thousands, except for ratios) (Unaudited)
	For the Six Months
	Ended June 30,		For the Year Ended December 31,
	2013	2012	2012	2011	2010	2009	2008
Earnings:
Income (loss) before income taxes	$(18,685)	$13,375	$18,510	$31,352	$13,835	$6,182	$20,733
Add (deduct):
Adjustment to exclude noncontrolling interests in subsidiaries	(68)	-	(332)	-	-	-	-
Portion of rents representative of the interest factor (a)	546	142	349	282	223	196	199
Earnings as adjusted	$(18,207)	$13,517	$18,527	$31,634	$14,058	$6,378	$20,932
Fixed Charges:
Portion of rents representative of the interest factor (a)	$546	$142	$349	$282	$223	$196	$199
Ratio of Earnings to Fixed Charges	*	95.41	53.04	112.18	63.04	32.49	105.01

NOTE:

(a) Portion of rents representative of the interest factor consists of one-third of rental expense for operating leases.
* Earnings for the six months ended June 30, 2013 were inadequate to cover fixed charges by $18.2 million.

       We have computed the ratio of earnings to fixed charges by dividing earnings by fixed charges. For the purposes of computing these ratios, earnings have been calculated by adding fixed charges to income (loss) before income taxes less non-controlling interest and fixed charges (portion of rents representative of the interest factor).

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